EXHIBIT 18.1

February 10, 2004

Rayovac Corporation
Madison, WI

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Rayovac Corporation (the "Company") for the three months ended December 28, 2003, and have read the Company's statements contained in Note 1 to the condensed consolidated financial statements included therein. As stated in Note 1, the Company changed its method of accounting for certain advertising expenses for interim reporting purposes. In previous years, the Company deferred certain advertising costs incurred on an interim basis in accordance with APB 28. The Company chose the deferral method to match advertising expenses to the level of sales on an interim basis (i.e., more advertising expenses were recognized in quarters in which the level of sales was higher) as management believed that the benefits of the advertising expenditures extended beyond the interim period in which the expenditures were made. However, in the Company's annual financial statements, there was no deferral of advertising costs incurred and the Company recognized advertising costs in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-7, Reporting on Advertising Costs. The acquisition of Remington on September 30, 2003, will result in an increased level of advertising expenditures required for Remington's personal care products, as well as expenditures that are more seasonal in nature, as compared to the Company's legacy battery products. Therefore, beginning with the three months ended December 28, 2003, the Company began expensing all advertising costs in the period in which they are incurred for interim reporting purposes. This change has no impact on the reported results for prior years. The Company states in Note 1 that the newly adopted accounting principle of expensing all advertising costs as incurred is preferable as it eliminates the uncertainty in estimating overall expected net sales and the benefit period of the advertising on an interim basis. In addition, the new accounting policy results in the recognition of advertising costs in the interim period in which they are actually incurred, and conforms the Company's interim accounting policy with that used to prepare the annual financial statements. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to September 30, 2003, nor have we audited the information set forth in the aforementioned Note 1 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP